DEWEY



THE DEWEY ELECTRONICS CORPORATION



2KW Military Tactical Generator

ANNUAL REPORT 2008

To Our Fellow Shareholders:

In 2008 Dewey Electronics returned to profitability.

There were a number of big events this year for the Company. The first was in December 2007 with the successful delivery of a new design for 227 auxiliary power units (generators) for the Marine Corps logistic vehicle. The second was an increase in deliveries under the 2kW Generator Program compared to the prior year along with growing sales 'off-contract' to other government contractors. The third was the recent completion of the design, fabrication and testing of eight auxiliary power units for potential integration on the Marine Corps M1A1 battle tank. Other significant developments included the receipt of a one year contract to test and evaluate a possible replacement engine for the 2kW Generator Program, receipt of another a contract to build a 'demonstration' system for air-conditioning and auxiliary power generation for the Army's long haul trucks, and the recent receipt of the first follow-on order for additional auxiliary power units for the Marine Corps logistic vehicle, to be delivered in January 2009.

I am proud of the Company's accomplishments. In the past eighteen months we have entered the military market for vehicle mounted compact diesel generators with positive results. We are developing new products for sale and selling them to new customers. We are offering and delivering 'quick turnaround' solutions for our war fighters. It is our goal that Dewey Electronics become the 'go to' company for compact diesel power generation for the US Military. I believe that in this past year we have seen good progress towards that goal.

In summary, revenues rose 77% from $5,426,655 in fiscal year 2007 to $9,628,385 in fiscal year 2008. This year we had a modest profit of $122,053 as compared to last year's loss of $1,682,209. Revenue increased primarily due to increased deliveries under the 2kW Generator program and new business from the auxiliary power units for the Marine Corps logistic vehicle. The return to profitability was due largely to the return of developmental contracts, improved pricing on some generators and the addition of new products. Increased volume on the 2kW contract helped, however the Company is still experiencing material cost pressures under this fixed price contract.

The Company continues to pursue possible methods of monetizing the undeveloped and unused portion of its real-estate, by its sale and/or development. However, this endeavor continues to be complicated as a result of the New Jersey's "Highlands Water Protection and Planning Act". Although the Act was passed in June of 2004, the final regulations and master plans were just enacted in September 2008. The Company believes that a regulatory environment is now developing within which monetization of the land may be possible, and that there are strong reasons why its property should not be in the most restrictive preservation area. However, a positive outcome can not be predicted or assured. On a smaller note, in May of 2008 the Company entered into a contract to potentially sell a seven acre parcel of our land that is separated from the main parcel by Interstate 287.

On behalf of our directors and officers, I would like to thank our shareholders and employees for their continued support.

Sincerely

John H. D. Dewey
President and CEO

October 31, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

|X| ANNUAL REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008.

| | TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission file number 0-2892

THE DEWEY ELECTRONICS CORPORATION
(Name of small business issuer in its charter)

NEW YORK (State of Incorporation)	13-1803974 (I.R.S. Employer Identification No.)
27 Muller Road, Oakland, New Jersey (Address of principal executive offices)	07436 Zip Code

201-337-4700
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:
Common stock, $.01 par value
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ___ No X

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___.

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB X .

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ___ No X .

State issuer's revenues for its most recent fiscal year: $9,628,385 for the fiscal year ended June 30, 2008.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold or the average bid and asked price of such common equity, as of a specified date within the past 60 days: $2,227,354 at September 22, 2008.

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 1,362,031 shares of common stock, par value $.01 per share, at September 12, 2008.

Documents Incorporated by Reference

Portions of the Company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders are incorporated by reference in Part III.

Transitional Small Business Disclosure Format: Yes ___ No X

THE DEWEY ELECTRONICS CORPORATION

TABLE OF CONTENTS

PART I

Item 1. DESCRIPTION OF BUSINESS

The Dewey Electronics Corporation (the "Company") was incorporated in the State of New York in 1955. It is a systems oriented military electronics development, design and manufacturing organization based in Oakland, New Jersey. The Company's principal products are electronic and electromechanical systems manufactured for the Armed Forces of the United States, which the Company provides as a prime contractor or as a subcontractor for the Department of Defense. In addition, the Company manufactures and sells commercial snowmaking equipment and related spare parts to the leisure and recreation industry. In recent years this commercial business has not provided a significant portion of the Company's revenues.

The Company's Government defense business is comprised mostly of the 2kW generator product line, certain research and development sub-contracts, development contracts to design and produce a 3.5kW generator and to design a 3kW armored generator, and other various spare parts sales orders, more limited in scope and duration. The 2kW generator product line is provided to the various branches of the Armed Forces of the United States. Production is under a long-term contract as well as short-term orders for limited quantities. The Company also provides speed and measurement instrumentation primarily for the U.S. Navy and other prime contractors such as shipbuilders. Orders are also received for replacement parts and equipment for previous Company contracts with the Department of Defense as well as other projects performed as a subcontractor. In past years, the Company had various long-term contracts to provide the U.S. Navy with various equipment.

The Company has been the sole source producer of the 2kW diesel operated tactical generator set for the Department of Defense since 1997. Its initial contract was awarded by the U.S. Army in 1996 and final deliveries were made under that award in March 2002. Deliveries were made to the various branches of the Armed Forces of the United States.

A new contract was awarded in September 2001 to provide the U.S. Army and other Department of Defense Agencies with this same 2kW diesel operated generator set. This contract is a ten-year indefinite delivery, indefinite quantity contract which replaces the initial contract awarded in 1996. The total amount of orders under the September 2001 contract placed through August 31, 2008 amount to approximately $29 million. Deliveries of orders currently in-house are scheduled to continue through fiscal year 2009. As with the initial contract mentioned above, this contract allows for the U.S. Army to place annual production orders and to place additional interim orders. However, no assurances can be made that further orders will be placed or, if they are placed, the timing and amount of such orders.

On September 28, 2004, the Company was awarded a "cost plus fixed fee" research and development contract by the U.S. Army, in the amount of approximately $1.5 million, for research and development of a lighter, quieter 2kW diesel generator. Work on this project continued through September 2006 when funding for the project was substantially exhausted. The contract expired on March 31, 2007. See Item 6 - Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 1-H, Capitalized Development Costs of the Notes to the Financial Statements for additional information regarding this contract and the Company's write-off of capitalized development costs to costs of revenue in the fiscal quarter ended March 31, 2007.

In March 2007, the Company was awarded three related research and development sub-contracts, in the aggregate amount of approximately $230,400, to research and develop electronic controls for diesel fuel cell reformers. Work on these contracts began in the first quarter of fiscal year 2008(ended September 30, 2007) and is expected to extend until the third quarter of fiscal 2009. No assurances can be given that the Company will receive any future production orders as a result of these sub-contracts or that the Company will be awarded any additional research and development contracts or sub-contracts.

In July 2007, the Company received a subcontract to develop an armored 3 kilowatt 28 volt DC auxiliary power unit that can be mounted on the back of the USMC main battle tank, the Abrams M1A1. The development contract, for $646,400, was awarded by the

USMC Tank Program Office, in Quantico, VA, through a sub-contract administered by CACI, Eatontown, NJ, and has the possibility of a follow-on production contract. Work on this contract also began in the first quarter of fiscal 2008 and is continuing into the quarter ending September 30, 2008. No assurance can be made that the Company will receive any future production orders as a result of this contract or that the Government will award the Company any additional development contracts.

In August 2007, the Company received a new contract to provide auxiliary power systems for the United States Marine Corps (USMC) 'Logistic Vehicle'. This contract, awarded by the USMC Systems Command, Quantico, VA, consists of a base year and three option years, exercisable at the Government's option. The Logistics Vehicle Power System (LVPS) is a diesel-powered 3.5 kilowatt 28 volt DC generator providing power to equipment that protects against improvised explosive devices. It is based on the Company's existing 2 kilowatt military tactical generator. A delivery order for the LVPS, valued at approximately $2.4 million was received in August 2007 and completed in December 2007. In July 2008, the Company received a second delivery order valued at approximately $500,000 for additional units to be delivered in January 2009. While the Company has been successful in obtaining these initial orders, no assurance can be made that the Company will receive any future production orders as a result of this contract.

In December 2007, the Company announced the award of a $985,976 subcontract from Fibertek, Inc. of Herndon, VA, as part of the U.S. Government's 2kW Military Tactical Generator (MTG) Product Improvements - Engine. This contract covers the efforts to successfully qualify an EPA compliant diesel engine for use in the 2kW portable Military Tactical Generator product line. This engineering and test effort is being conducted at the Company's Oakland, NJ, facility. Initial test efforts began during the third quarter of fiscal year 2008(ended March 31, 2008) and are expected to be completed by December 2008. Although no assurances can be made, the Company expects that first article testing, if successful, should result in the incorporation of the EPA compliant engine as a standard component of the 120 volt AC and 28 volt DC 2kW generator sets currently manufactured by the Company.

In May 2008, the Company received an award of $475,000 to develop a prototype 'idle reduction' system consisting of an environmental control unit and diesel generator under a subcontract from MTC Technologies of Eatontown, NJ. The Company is partnering with AMETEK Corporation of El Cajon, California to develop this system to provide heating and cooling for US Army "long haul" trucks independent of the vehicle's main engine. The generator being developed by the Company under this subcontract will be used to power the environmental control unit while also providing both AC and DC current for the vehicle. Delivery of the prototype units to the customer is scheduled for November 2008. No assurance can be made that the Company will receive any future production orders as a result of this contract or that the Government will award the Company any additional development contracts.

The Company's primary sources of revenue include products with long manufacturing lead times. Recognizing this, the Company has committed some of its resources to making a quantity of these products readily available by producing them for inventory and sales. The Government sector has been ordering limited quantities of 2kW generator sets for specific uses pursuant to short-term orders independent of the Company's 2kW contract.

The Company expenses its research and development costs as incurred. These costs consist primarily of salaries and material costs. For the fiscal years ended June 30, 2008 and June 30, 2007, the Company expensed $212,348 and $108,844 respectively, of research and development costs. Research and development projects performed under contracts for customers are billed to the customer and are recorded as contract costs as incurred.

Compliance with Federal, state and local environmental provisions has had no material effect upon capital expenditures, income or the competitive position of the Company. In addition, there are no material capital expenditures anticipated for environmental compliance.

As of August 31, 2008 the Company had a work force of 39 employees, of which 37 were fulltime employees of the Company and 2 were temporary employees of the Company. As of August 31, 2007 there were 29 employees, all of whom were fulltime employees of the Company. Fluctuations in the work force during the year sometimes result from the uneven delivery requirements of the Department of Defense.

Revenues and estimated earnings under long-term defense contracts (including research and development contracts, except as described in the final sentence of this paragraph) are recorded using the percentage-of-completion method of accounting, measured as the percentage of costs incurred to estimated total costs of each contract. For the Company's indefinite delivery, indefinite quantity contract to provide 2kW generator sets to the military and for orders from other government subcontractors for 2kW generators, percentage-of-completion calculations are based on individual "Delivery Orders" which are periodically received for specified quantities. For research and development contracts total costs incurred are compared to total expected costs for each contract. The Company currently has one development sub-contract to perform qualification tests for an EPA compliant engine for use with its 2kW generator sets on which it does not recognize revenue based on the percentage-of-completion method; rather, revenue is recorded with the successful completion of each milestone in accordance with the contract terms.

The Company uses the percentage-of-completion method to recognize revenue for its replacement parts business when the dollar amount of the order to be delivered in a future period or periods is material, and the duration of the work will span multiple reporting periods. Revenue and earnings for all other orders for replacement parts (including orders for replacement parts for snowmaking equipment, as well as for orders for new snowmaking machines), are recorded when deliveries of product are made and title and risk of loss have been transferred to the customer and collection is probable.

For those contracts where revenue has been recognized using the percentage-of-completion method of accounting, provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Although raw materials are generally available from a number of suppliers, the Company is at times dependent upon a specific supplier or a limited number of suppliers of material for a particular contract. As of the filing of this Annual Report, the Company's principal suppliers are: Martin Diesel, Baldor Electric Company, Balmar Commercial Industries and the Crompton Instruments Division of Tyco Electronics Corporation. The Company has occasionally experienced some temporary delays in the receipt of raw materials in the past. Such delays have not had a material adverse effect on operations of this segment; however, the Company cannot provide any assurances that future delays, if any, will not have a material adverse effect.

Reference is made to Item 6 - Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information.

OPERATIONAL RISKS

You should carefully consider the information described below, together with all of the other information included in this Annual Report. The following operational risks and uncertainties are not the only ones we face, however, they are the ones our management believes are material. If any of the following risks actually materialize, our business, financial condition or results of operations could be harmed. This Annual Report contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties such as those listed below and elsewhere in this Annual Report, which, among others, should be considered in evaluating our future performance.

The Company's Dependence on Government Defense Business and the 2kW Program

Virtually all of our revenues are derived from Government defense business, which is comprised of business with the U.S. Department of Defense or with other Government contractors. Our Government defense business consists of long-term contracts and short-term orders such as for replacement parts. The loss of substantial Government business (including a material reduction of orders under existing contracts) would have a material adverse effect on our business.

Historically, our revenues from our Government defense business have been dependent upon single programs. Currently, our primary program is with the U.S. Army to provide diesel operated generator sets. On September 7, 2001, we were awarded a ten year indefinite delivery, indefinite quantity contract to provide the U.S. Army and other Department of Defense agencies with 2kW diesel operated generator sets. The amount of orders received under this contract is approximately $29 million through August 31, 2008. Our generator set contract with the U.S. Army allows the U.S. Army to place additional orders; however, we cannot give any assurances that the U.S. Army will do so, or if there are additional orders, the amount and timing of the orders. In addition, we experienced inflationary pressures from some suppliers in each of fiscal year 2008 and fiscal year 2007 and cannot give any assurances that the Government will agree to a price increase under the contract that would be equitable to the Company.

We continue to explore additional sources of revenue to reduce our dependence on the 2kW program, but cannot give any assurances that these efforts will be successful or, if successful, when they will be achieved. See Item 6 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Company Strategy for additional information regarding Company strategy.

Supplier Concentration Risks

The Company is primarily dependent on four vendors to supply qualified components for its 2kW generator products. During fiscal year 2008, two of these suppliers accounted for 27.7% and 16.0% of material purchases, respectively. See Note 1-B of the Notes to Financial Statements. We purchase these components pursuant to purchase orders and do not have long-term contracts with any of these vendors. While there may be some temporary delays, problems regarding source and availability of raw materials have had no material adverse effect on operations of the Electronics segment. However, we cannot give any assurances that these four sources of supply will continue to be available to us or, if any or all of these sources are not available to us when we need them to be available, that the Company will be able to implement alternative sources of supply without undue delay or expense.

Risks Associated with Government Defense Contracting; Competition

The Government defense business is subject to changes in military procurement policies and objectives and to Government budgetary constraints. Periods of heightened national security and war have often introduced new priorities and demands, external delays, and increased uncertainty into the defense contracting marketplace. In addition, the Department of Defense budgeting process has an extended timeframe. The process of including expenditures in this budget could take a minimum of 12 to 24 months.

Approval of the Department of Defense budget does not guarantee that budgeted expenditures will actually be made and, in particular, that we will receive an award or order for a product. Among other things, we bid for this business in competition with many defense contractors, including firms that are larger in size and have greater financial resources than we have. Moreover, we now believe that there has been competition in part of the market for generator sets, from a larger 3kW generator that operates more quietly than our 2kW model. However, this 3kW generator does not compete in the 'man-portable' segment of the market since it is twice as heavy.

All of our contracts with the Government are subject to the standard provision for termination at the convenience of the Government.

Item 2. DESCRIPTION OF PROPERTY

The Company's 49,200 square foot facility at 27 Muller Road, Oakland, New Jersey, located on 90 acres of land owned by the Company, was constructed in 1981. This facility houses the Company's executive offices and manufacturing operations. Approximately 90% of this facility is being utilized for production (one shift), staging and storage. There are no encumbrances on the building or property.

Item 3. LEGAL PROCEEDINGS

There are no material pending legal or environmental proceedings against or in favor of the Company.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2008.

PART II

Item 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded over-the-counter under the symbol "DEWY.OB".

The table below sets forth the high and low market prices of the Company's common stock for each quarter during the last two fiscal years.

	Quarterly Common Stock Price Range			
	Fiscal Year 2008		Fiscal Year 2007	
	High	Low	High	Low
1st Quarter	3.00	2.05	3.99	3.49
2nd Quarter	2.90	2.12	3.49	3.05
3rd Quarter	3.35	2.19	3.40	2.85
4th Quarter	3.00	2.58	3.15	2.75

Price information is based on over-the-counter market quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

There were no dividends declared or paid during fiscal years 2008 and 2007. The Company has no plans to pay dividends in the foreseeable future.

The number of holders of record of the Company's common stock as of September 12, 2008 was 404.

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion should be read in conjunction with the Company's Financial Statements, including the related notes thereto, appearing elsewhere in this Annual Report. Certain statements in this report may be deemed "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, that address activities, events or developments that the Company or management intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this report are also subject to a number of material risks and uncertainties, including but not limited to economic, governmental, competitive and technological factors affecting the Company's operations, markets, products, services and prices and specifically, the factors discussed below under "Company Strategy" and in Item 1 above (Description of Business - Operational Risks). Such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.

The Company's operating cycle is long-term and includes various types of products and varying delivery schedules. Accordingly, results of a particular period or period-to-period comparisons of recorded revenues and earnings may not be indicative of future operating results. The following comparative analysis should be viewed in this context.

Results of Operations

The Company's fiscal year ends on June 30. Accordingly, all references to years in this Management's Discussion refer to the fiscal year ended June 30 of the indicated year. Also, when referred to herein, operating profit means net sales less operating expenses.

Revenues

Revenues and estimated earnings under long-term defense contracts (including research and development contracts, except as described in the final sentence of this paragraph) are recorded using the percentage-of-completion method of accounting, measured as the percentage of costs incurred to estimated total costs of each contract. For the Company's indefinite delivery, indefinite quantity contract to provide 2kW generator sets to the military and for orders from other government subcontractors for 2kW generators, percentage-of-completion calculations are based on individual "Delivery Orders" which are periodically received for specified quantities. For research and development contracts total costs incurred are compared to total expected costs for each contract. The Company currently has one development sub-contract to perform qualification tests for an EPA compliant engine for use with its 2kW generator sets on which it does not recognize revenue based on the percentage-of-completion method; rather, revenue is recorded with the successful completion of each milestone in accordance with the contract terms.

The Company uses the percentage-of-completion method to recognize revenue for its replacement parts business when the dollar amount of the order to be delivered in a future period or periods is material, and the duration of the work will span multiple reporting periods. Revenue and earnings for all other orders for replacement parts (including orders for replacement parts for snowmaking equipment, as well as orders for new snowmaking machines) are recorded when deliveries of product are made and title and risk of loss have been transferred to the customer and collection is probable.

For those contracts where revenue has been recognized using the percentage-of-completion method of accounting, provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Revenues in fiscal year 2008 were $4,201,730 higher when compared to fiscal year 2007. The higher revenues were due to increased production of generator sets principally due to the initial production and delivery of a new 3.5kW generator and increased production of 2kW generator sets for delivery to other defense contractors outside the Company's prime contract with the U.S. Army. Customer funded research and development revenues also increased when compared to fiscal 2007 while revenues for replacement parts and short-term orders were lower in fiscal 2008 then they were in fiscal 2007.

In fiscal year 2008, production efforts to provide the Armed Forces with 2kW and 3.5 kW diesel operated generator sets provided approximately 82% of revenues compared to approximately 71% in fiscal year 2007. The Company's research and development contracts provided approximately 8% of revenues in 2008,and approximately 1% of revenues in fiscal year 2007. Replacement parts and other short-term business including snowmaking equipment provided approximately 10% of revenues in fiscal year 2008 and approximately 28% of revenues in fiscal year 2007.

During September 2004, the Company was awarded a "cost plus fixed fee" research and development contract by the U.S. Army, in the amount of approximately $1.5 million, for work to be performed towards developing a lighter, quieter 2kW diesel generator set. Work on this contract continued through September 2006. The Company did not earn any revenue as a result of this project in fiscal year 2008, in fiscal year 2007 the Company earned approximately $0.1 million from efforts toward this project. It did not incur any direct costs related to this contract during fiscal year 2008 and incurred approximately $0.1 million of direct costs during fiscal 2007, which were billed to the customer. For additional information, see Item 1 - Description of Business above.

The Company's 2004 research and development contract with the U.S. Army expired on March 31, 2007. As disclosed in the Company's Form 10Q-SB filed with the Securities and Exchange Commission on November 13, 2006, work on this contract (for the research and development of improvements to the Company's current 2kW diesel operated generator performed specifically at the request of the U.S. Army) continued into September 2006 when funding was substantially exhausted. In September 2006 the Company was granted an extension of the contract to allow work toward a contract modification incorporating additional funding and a limited amount of work was performed through December 2006 using most of the remaining funding from the contract. A second extension was granted in late December 2006 to allow the Company to continue to work toward obtaining a contract modification incorporating additional funding.

In late January 2007 the U.S. Army informed the Company that there had been a significant change in Army staff and priorities related to the 2kW Generator Program and there would be no further funding under the contract. A final extension was granted through March 31, 2007 to allow the Company to prepare and submit final reports and documents for the completion of the contract. As a result of this development regarding funding, the Company has written-off all of its capitalized development costs totaling $703,799 to costs of revenue in the fiscal quarter ended March 31, 2007. See Note 1-H, Capitalized Development Costs, of the Notes to Financial Statements.

In March 2007, the Company was awarded three related research and development sub-contracts, in the aggregate amount of approximately $230,400 to research and develop electronic controls for diesel fuel cell reformers. Work on these contracts began in the first fiscal quarter of fiscal year 2008 (ended September 30, 2007) and is expected to extend until the third quarter of fiscal 2009. No assurances can be given that the Company will receive any future production orders as a result of these sub-contracts or that the Company will be awarded any additional research and development contracts or sub-contracts.

In July 2007, the Company received a subcontract to develop an armored 3 kilowatt 28 volt DC auxiliary power unit that can be mounted on the back of the USMC main battle tank, the Abrams M1A1. The development contract, for $646,400, was awarded by the USMC Tank Program Office, in Quantico, VA, through a sub-contract administered by CACI, Eatontown, NJ, and has the possibility of a follow-on production contract.

Work on this contract also began in the first quarter of fiscal 2008 and is continuing into the quarter ending September 30, 2008. No assurance can be made that the Company will receive any future production orders as a result of this contract or that the Government will award the Company any additional development contracts.

In August 2007, the Company received a new contract to provide auxiliary power systems for the United States Marine Corps (USMC) 'Logistic Vehicle'. This contract, awarded by the USMC Systems Command, Quantico, VA, consists of a base year and three option years, exercisable at the Government's option. The Logistics Vehicle Power System (LVPS) is a diesel-powered 3.5 kilowatt 28 volt DC generator providing power to equipment that protects against improvised explosive devices. It is based on the Company's existing 2 kilowatt military tactical generator. A delivery order for the LVPS, valued at approximately $2.4 million was received in August 2007 and completed in December 2007. In July 2008, the Company received a second delivery order valued at approximately $500,000 for additional units to be delivered in January 2009. While the Company was successful in obtaining these initial orders, no assurance can be made that the Company will receive any future production orders as a result of this contract.

In December 2007, the Company announced the award of a $985,976 subcontract from Fibertek, Inc. of Herndon, VA, as part of the U.S. Government's 2kW Military Tactical Generator (MTG) Product Improvements - Engine. This contract covers the efforts to successfully qualify an EPA compliant diesel engine for use in the 2kW portable Military Tactical Generator product line. This engineering and test effort is being conducted at the Company's Oakland, NJ, facility. Initial test efforts began during the third quarter of fiscal year 2008 (ended March 31, 2008) and are expected to be completed by December 2008. Although no assurances can be made, the Company expects that first article testing, if successful, should result in the incorporation of the EPA compliant engine as a standard component of the 120 volt AC and 28 volt DC 2kW generator sets currently manufactured by the Company.

In May 2008, the Company received an award of $475,000 to develop a prototype 'idle reduction' system consisting of an environmental control unit and diesel generator under a subcontract from MTC Technologies of Eatontown, NJ. The Company is partnering with AMETEK Corporation of El Cajon, California to develop this system to provide heating and cooling for US Army "long haul" trucks independent of the vehicle's main engine. The generator being developed by the Company under this subcontract will be used to power the environmental control unit while also providing both AC and DC current for the vehicle. Delivery of the prototype units to the customer is scheduled for November 2008. No assurance can be made that the Company will receive any future production orders as a result of this contract or that the Government will award the Company any additional development contracts.

The Company experiences variable amounts of material receipts from time to time during the normal course of business. Material receipts are dependent upon the receipt of orders, project requirements and vendor delivery schedules. As the Company uses the percentage-of-completion method of accounting to record revenues on certain long-term contracts, material costs have an impact upon recorded revenues (see Note 1-A, Revenue Recognition of the Notes to Financial Statements).

The aggregate value of the Company's backlog of sales orders was $6.8 million on June 30, 2008 and $4.8 million on June 30, 2007. It is estimated that most of the present backlog will be billed during the next 12 months and recognized as fiscal year 2009 revenues.

Gross Profit/(Loss)

The Company earned a gross profit of $1,846,254 for fiscal 2008 compared to a gross loss of $107,324 for fiscal 2007.

Gross margin is the measure of gross profit as a percentage of revenues. It is affected by a variety of factors including, among other items, product mix, product pricing, and product costs. The Company had a gross margin of 19% for fiscal year 2008 compared to a negative gross margin of (2%) for fiscal 2007.

The improved gross margin for fiscal year 2008 is the result of several factors. Principal among these are the increase in volume and change in product mix attributable to the initial production of the 3.5kW generator and the increase in production of 2kW generators for delivery to other defense contractors outside the Company's prime contract with the U.S. Army. The effects of these changes are twofold. First the increase in production volume reduces the proportion of fixed overhead expense absorbed by products with contractually fixed selling prices thereby increasing the margins generated by these products. Second, because the generators sold to other defense contractors are not being sold under long term, fixed price contracts the selling price of these generators takes into account current costs of production. Also affecting the change in gross margin when compared to the prior fiscal year was the Company's write off of $703,799 capitalized development costs in fiscal 2007.

Partly offsetting the gains in gross margin was an increase in costs related to metals, transportation and foreign sourced components for the 2kw generator set product line. The Company's 10-year indefinite delivery, indefinite quantity prime contract for generator sets with the U.S. Army, awarded in 2001, allows for a small annual increase in selling price. Gross profit has been reduced as a result of costs increasing faster than the selling price. The Company is in communication with the Government and is continuing to pursue a pricing modification under the contract. This is a labor intensive process and no assurances can be made that the Government will agree to a modification, or that such a modification would be equitable to the Company.

The Company also recorded a charge to cost of sales of approximately $155,800 related to a reduction in the carrying costs of inventory held for sale in its snowmaking equipment business.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses for fiscal 2007 were $1,750,546 or 18% of revenue compared to $1,574,587 or 29% of revenue in fiscal 2007. The most significant increases in expense were for Company sponsored new product development efforts, business development expense, and temporary help. These increased expenses were partly offset by reduced legal and professional and recruiting expense.

Interest Expense

The Company had no interest expense in fiscal 2008 compared to $4,969 in fiscal 2007.

Other Income - Net

Amounts reported as other income represent the net effect of interest income and miscellaneous items such as the sale of scrap, bank transaction fees and other like items.

Other income of $26,345 for fiscal year 2008 was comprised of interest income of $2,163 and miscellaneous income, primarily from the sale of scrap, of $24,182.

Other income of $4,671 for fiscal year 2007 was comprised of interest income of $6,302, and the net expense of miscellaneous items and fees of $1,632.

Net Income/Loss before income taxes

Net income before income taxes for fiscal year 2008 was $122,053. For the year ended June 30, 2007 net loss before income taxes was $1,682,209.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts and for tax loss and credit carry-forwards.

A valuation allowance is provided against deferred tax assets when it is determined to be more likely than not that these amounts will not be realized.

The income tax liability for fiscal year 2008 was 0.0% as a result of tax credits recorded in prior periods. In fiscal 2007 the Company's income tax liability was 0.0%

as a result of a net operating loss, for which the Company recorded a tax credit and full valuation allowance.

Inflation

Historically, inflation and price changes have not had a material effect on net sales and revenues and on income from continuing operations. Management does not believe that inflation and price changes in fiscal year 2008 had a material effect on net sales and revenues. However, beginning in fiscal year 2006 and continuing through fiscal 2008, the 2kW generator set business experienced increased costs related to metals, transportation and foreign sourced components. The 10-year prime contract for the generator sets with the Government, awarded in 2001, allows for a small annual increase in selling price. Profits on generator sets produced under this contract have been reduced as a result of costs increasing faster than the selling price.

The Company is in communication with the Government and is continuing to pursue a pricing modification under the prime contract. This is a labor intensive process and no assurances can be made that the Government will agree to a modification, or that such a modification would be equitable to the Company.

Liquidity and Capital Resources

Historically, the Company's capital expenditures, debt servicing requirements and working capital needs have been financed by cash flow from operations, progress payments on various Government contracts (based on cost incurred) and a line of credit of $500,000. This line of credit expired on February 28, 2007. Starting in fiscal year 2008, the Company has changed the way it progress bills on new contracts. The Company now attempts to negotiate payment based on achievement of milestones rather than relying on demonstration of incurred costs. This approach is expected to result in the Company receiving payment at or before the time it must pay its vendors. The four new contracts described under "Revenues" above that were received in fiscal year 2008 have been structured this way and the Company intends to continue this approach where possible.

As of June 30, 2008 the Company had no material capital expenditure commitments. Management believes that the Company's current cash combined with progress and milestone payments as well as billings at the time of delivery of products will be sufficient to support short-term liquidity requirements, working capital needs and capital expenditures at their current or expected levels.

At June 30, 2008, the Company's working capital was $2,203,421 compared to $2,074,454 at June 30, 2007.

The ratio of current assets to current liabilities was 2.44 to 1 at June 30, 2008 and 3.92 to 1 at June 30, 2007.

The following table is a summary of the Statements of Cash Flows in the Company's Financial Statements:

	Years ended June 30, 2008	2007
Net Cash Provided by(used in)		
Operating activities	$ (124,110)	$ (538,393)
Investing activities	(103,105)	(18,723)
Financing activities	--	(86,047)

Operating Activities:

Adjustments to reconcile net income/loss to net cash used in operations are presented in the Statements of Cash Flows in the Company's Financial Statements.

Net cash used in operating activities in fiscal year 2008 was comprised primarily of net income before depreciation and amortization adjusted by increases in inventories, accounts receivable, contract costs and estimated related profits in excess of applicable billings offset by increases in accounts payable, accrued expenses, inventory reserve and allowance for doubtful accounts and a decrease in prepaid expense.

Net cash used in operating activities in fiscal year 2007 was comprised primarily of net loss before depreciation and amortization. Decreases in inventories, prepaid expenses, contract costs and estimated related profits in excess of applicable billings were partly offset by an increase in accounts receivable. A decrease in accounts payable was partly offset by increases in accrued expenses and accrued pension costs.

The Company expenses its research and development costs as incurred. These costs consist primarily of salaries and material costs. For the fiscal years ended June 30, 2008 and June 30, 2007, the Company expensed $212,348 and $108,844 respectively, of research and development costs. Research and development projects performed under contract for customers are billed to the customer and are recorded as contract costs as incurred.

Investing Activities:

During fiscal year 2008, net cash of $103,105 was used in investing activities. This amount consisted of $113,105 used for capital expenditures, principally for test equipment partly offset by a decrease of $10,000 in deferred costs related to licensing rights.

During fiscal year 2007, net cash of $18,723 was used in investing activities. This amount consisted of $17,659 used for capital expenditures, principally for the completion of a testing device, and $1,064 that was expended for costs related to efforts incurred to pursue methods of monetizing the undeveloped and unused portion of land.

Financing Activities:

The Company did not use any cash in financing activities during fiscal 2008.

During fiscal year 2007, net cash used in financing activities amounted to $86,047 which was used to pay off the Company's term loan described below. As of June 30, 2007, the Company had no debt.

On February 24, 2005, the Company and Sovereign Bank (the "Bank") entered into a Term Loan Agreement (the "Loan Agreement") that replaced, and restructured the remaining balance due on, the Company's Mortgage Note agreement with the Bank, which matured in January 2005. Pursuant to the Loan Agreement, the Company borrowed $292,187 from the Bank for a term ending February 23, 2007, at a fixed annual interest rate of 5.56 percent. This loan was secured by a first lien on all of the Company's accounts receivable, machinery, equipment and other personal property (the "Collateral") and was subject to customary representations, covenants and default provisions in favor of the Bank. On January 22, 2007, the Company made the final installment payment on this term loan.

The Company also had a line of credit agreement with the Bank in the amount of $500,000 at an annual interest rate equal to the Bank's prime rate (8.25% as of December 31, 2006) plus 0.25 percent. In February 2007, the Bank advised the Company that the Bank would not further renew the line of credit. This line of credit is currently not vital for the Company; however the Company is endeavoring to obtain a replacement credit facility from another lending institution.

The Company owns approximately 90 acres of land and the building, which it occupies in Bergen County, New Jersey, adjacent to an interchange of Interstate Route 287. The Company is continuing to actively pursue possible methods of monetizing 68 undeveloped and unused acres of this property, by its sale and/or development. This endeavor has become more complex with the implications of New Jersey's "Highlands Water Protection and Planning Act".

The Act identifies approximately 400,000 acres of New Jersey as The Highlands Preservation Area. Pursuant to the statute, this area has the most onerous restrictions on future development. The Company's property is in this area, and further development would not be permitted without a waiver or other relief from the

State. The Company continues to believe that there are strong reasons why its property should not be subject to the severe restrictions of the preservation area, and is attempting to affect a solution.

However, since the Act was passed in June of 2004, the State has repeatedly delayed promulgation of final regulations and a master plan. Originally expected in 2005, final regulations and a master plan were recently approved by Governor Corzine on September 5, 2008. At the same time the Governor issued executive order 114 further defining the framework by which the Highlands Council, other State agencies, and both county and municipal governments are to work together. The Company believes that a regulatory environment is now developing within which monetization of the land may be possible. In light of these recent events, the Company is actively assessing its options. However, no assurances can be given that the Company's efforts will be successful, that a satisfactory valuation will be achieved, or that resolution will be timely.

In May 2008, the Company entered into a contract to sell a small parcel of land, approximately 7 acres, for $205,000. The land is physically separated from the main parcel of the Company's property by an interstate highway and is contained within the Highlands Preservation Area. Among other things, the sale of the land is subject to approval for development by the Highlands Commission and various state and local government agencies. Accordingly the Company can make no assurance that the sale will be successfully consummated or, if consummated, the timing thereof.

Recent Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits entities to choose, at specified election dates, to measure eligible financial instruments at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not own any financial instruments and does not expect this statement to have an effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of this Statement on its financial statements.

Company Strategy

The Company has many years of experience in contracting with the Department of Defense and has been successful in obtaining many contracts to provide a wide array of products and services. Management believes that this experience is a significant positive competitive factor. Management is continuing to explore other areas of business with the Department of Defense, which are capable of providing stability and growth.

The Company is focusing its efforts within the market for military compact diesel power generation on select product categories which management believes represent the best chances of successfully growing the Company's business. Although no assurances can be made that such a strategy will be successful, management believes that long-term growth can best be achieved by: 1) growing the Company's market share in areas where the Company already has a strong presence, 2) expanding into related markets with existing products and capabilities, and 3) further taking advantage of the Company's strengths by expanding into related product categories.

The Company faces competition in many areas and from companies of various sizes, capabilities and resources. Competitive factors include product quality, technology, product availability, price, and customer service. Management believes that the reputation of the Company in these areas provides a significant positive competitive factor. As part of its overall business strategy management is continuing to re-enforce customer awareness of the Company's current and past performance as a Department of Defense supplier, its product quality and reliability, and its historically strong customer relationships.

In response to the U.S. Army's change in priorities regarding the 2kW Generator Program in 2007 (see "Revenues" above), management re-evaluated its approach to the second and third strategic objectives described above. Rather than continuing to develop new longer term internal technologies, the Company is now attempting to capitalize on its previous investments in technology to obtain business in related military power markets and to expand into related military product categories.

Two new contracts for the U.S. Marine Corps providing generators as auxiliary power units for vehicles are examples of the second strategic objective, expanding into related power markets. These contracts are for the Logistics Vehicle Power Supply "LVPS" and the External Auxiliary Power Unit "EAPU" for the USMC Abrams M1-A1 tank (described under "Revenues" above); both of them are utilizing the Company's core expertise in compact and highly reliable diesel engine power generation. The most recent contract to develop a prototype 'idle reduction' system consisting of an environmental control unit and diesel generator builds on the Company's recent accomplishments with vehicle mounted auxiliary power units and management believes it will allow the Company to further expand into related power applications while increasing its technology base. In furtherance of the third strategic objective, expanding into related military product categories, the Company is utilizing its experience in military-grade portable power systems under three related customer funded research and development sub-contracts where the Company will design and prototype electronic controls for diesel fuel cell systems (See "Revenues" above).

In the near term, continued growth in profitability and broadening the line of product offerings are the Company's primary objectives. The new development contracts, and the customer-funded research and development sub-contracts, described above contribute to this goal. At present the Company is not actively pursuing opportunities for piece and component manufacturing work and other short-term business that would utilize existing factory capacities and capabilities as discussed in its Form 10-QSB for the period ending March 31, 2007, due to the lack of excess capacity in the Company's factory. However the Company may consider pursuing such opportunities in the future. The Company is continuing to pursue possible sub-contracting relationships with other companies and defense contractors that leverage the Company's current expertise and technology in generators and auxiliary power units.

Critical Accounting Policies and Estimates

The Company's financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions affect the application of our accounting policies. Actual results could differ from these estimates. Our significant accounting policies are described in the Notes to the Financial Statements contained herein. Critical accounting policies are those that require application of management's most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. The Company's critical accounting policies include revenue recognition on contracts and contract estimates, pensions, impairment of long-lived assets, inventory valuation, and valuation of deferred tax assets and liabilities.

Revenues and estimated earnings under long-term defense contracts (including research and development contracts, except as described in the final sentence of this paragraph) are recorded using the percentage-of-completion method of accounting. Revenues are recorded as work is performed based on the percentage that actual incurred costs bear in comparison to estimated total costs utilizing the most recent estimates of costs and funding. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. The Company currently has one development sub-contract to perform qualification tests for an EPA compliant engine for use with its 2kW generator sets on which it does not recognize revenue based on the percentage-of-completion method; rather, revenue is recorded with the successful completion of each milestone in accordance with the contract terms.

The Company has a defined benefit pension plan covering substantially all of its employees. The Company accounts for its defined benefit pension plan in accordance with SFAS No. 87 - "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis, rather than as contributions are made to the plan. A significant element in determining the Company's pension income or expense in accordance with SFAS No. 87 is the expected return on plan assets. The Company's disclosures about its pension plan are made in accordance with SFAS 132R (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132" and FASB Statement No. 158 "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (FAS 158). SFAS No. 132R revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, SFAS No. 88, "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The rules require disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. FASB 158 requires companies to record a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefits on their balance sheet at their fiscal year-end and in the year of adoption, to show separately in the Notes to the Financial Statements the effect of adopting the provisions of FAS 158. Accordingly, the required information for the Company's pension plan is included in the Notes to the Financial Statements.

The Company has assumed, based upon high quality corporate bond yields, AA rated or higher, that its assumed discount rate will be 6.25% in 2008, the same as its assumed discount rate in 2007. The Company's management conducts an analysis which includes a review of plan asset investments and projected future performance of those investments to determine the plan's assumed long-term rate of return. The assumed long-term rate of return of 7.5% on assets is applied to the market-related value of plan assets at the end of the previous year. This produces the expected return on plan assets that is included in annual pension income or expense for the current year. The cumulative difference between this expected return and the actual return on plan assets is deferred and amortized into pension income or expense over future periods. Since the value of the Company's pension assets at fiscal year-end 2008 was less than the accumulated pension benefit obligation, the Company recorded $52,872 as a non-cash adjustment to other comprehensive loss in stockholders equity and decreased its long-term pension liability by $52,872. In fiscal year 2007, the Company recorded $18,488 as a non-cash adjustment to other comprehensive loss in stockholders' equity and increased its long-term pension liability by $18,488. These changes to equity did not affect net income and are recorded net of deferred taxes. See Note 8 of the Notes to Financial Statements for additional pension disclosures.

The Company had capitalized certain development costs for efforts to improve and enhance the 2kW generator set product line. These efforts involved, primarily, the adaptation of existing technology, as well as, engineering and design to meet specific customer requests. The scope of these efforts included the development of a product, which was in accordance with then current customer requests and future requirements. Company efforts were to address areas of sound reduction, reduced weight, improved fuel consumption and environmental considerations. The Company reviewed these capitalized costs on a regular basis, to assess future recoverability through the existing contracts to which such costs relate, and expenses such costs, if any, to the extent they are not deemed recoverable. As a result of developments regarding funding, as discussed above in "Revenues", the Company has written-off all of its capitalized development costs totaling $703,799 to cost of revenues in the fiscal quarter ending March 31, 2007. As of June 30, 2008 the Company has no capitalized development costs.

The Company reviews the recoverability of all long-term assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. If required, the Company compares the estimated undiscounted future net cash flows to the related asset's carrying value to determine whether there has been an impairment. If an asset is considered impaired, the asset is written down to fair value, which is based either on discounted cash flows or appraised values in the period the impairment becomes known.

The Company reviews the carrying costs of its inventories and assess whether the carrying costs of inventory items are likely to be recoverable. At the end of the second quarter of fiscal 2008, ending December 31, 2007 the Company evaluated the market for its Snowcub snowmaking machines and recorded a reduction in carrying value of its finished snowmaking machines aggregating $30,000. At the end of fiscal year 2008 the Company recorded a further reduction in the carrying value of its snowmaking machine inventory of approximately $125,800 which was charged to cost of sales.

The Company applies Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Item 7. FINANCIAL STATEMENTS

Index to Financial Statements

All other schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or the Notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Dewey Electronics Corporation
Oakland, New Jersey

We have audited the accompanying balance sheets of The Dewey Electronics Corporation (the "Company") as of June 30, 2008 and 2007, and the related statements of operations, stockholders' equity and comprehensive income/loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Dewey Electronics Corporation at June 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Amper, Politziner & Mattia, LLP
September 26, 2008
New York, New York

The Dewey Electronics Corporation
Balance Sheets

	June 30, 2008	2007
ASSETS:		
CURRENT ASSETS:		
Cash and cash equivalents	$ 205,122	$ 432,337
Accounts receivable, net of allowance for doubtful accounts of $23,815 and $3,981	1,467,055	922,627
Inventories	854,390	701,425
Contract costs and related estimated profits in excess of billings	1,090,530	581,619
Prepaid expenses and other current assets	117,957	147,686
TOTAL CURRENT ASSETS	3,735,054	2,785,694
PROPERTY, PLANT AND EQUIPMENT:		
Land and improvements	651,015	651,015
Building and improvements	1,885,653	1,885,653
Machinery and equipment	3,202,423	3,091,584
Furniture and fixtures	207,805	205,539
	5,946,896	5,833,791
Less accumulated depreciation	(4,886,097)	(4,776,078)
	1,060,799	1,057,713
DEFERRED COSTS	65,095	75,095
TOTAL OTHER ASSETS	65,095	75,095
TOTAL ASSETS	$ 4,860,948	$ 3,918,502
LIABILITIES AND STOCKHOLDERS' EQUITY:		
CURRENT LIABILITIES:		
Trade Accounts Payable	$ 871,100	$ 253,908
Accrued expenses and other liabilities	355,300	201,910
Accrued compensation and benefits payable	195,741	151,769
Accrued pension costs	109,492	103,653
TOTAL CURRENT LIABILITIES	1,531,633	711,240
LONG-TERM PENSION LIABILITY	208,673	261,545
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $1.00; authorized 250,000 shares, issued and outstanding-none	--	--
Common stock, par value $.01; authorized 3,000,000 shares; 1,693,397 shares issued and 1,362,031 shares outstanding at June 30, 2008 and 2007	16,934	16,934
Additional paid-in capital	2,815,245	2,815,245
Retained earnings	725,401	703,348
Accumulated other comprehensive loss	(49,910)	(102,782)
	3,607,670	3,432,745
Less: Treasury stock, 331,366 shares at June 30, 2008 and 2007 at cost	(487,028)	(487,028)
TOTAL STOCKHOLDERS' EQUITY	3,120,642	2,945,717
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,860,948	$ 3,918,502

See notes to the financial statements.

The Dewey Electronics Corporation
Statements of Operations

Years Ended June 30,

	2008	2007
Revenues	$ 9,628,385	$ 5,426,655
Cost of revenues	7,782,131	5,533,979
Gross (loss)/ profit	1,846,254	(107,324)
Selling, general and administrative expenses	1,750,546	1,574,587
Operating income/(loss)	95,708	(1,681,911)
Interest expense	--	(4,969)
Other income – net	26,345	4,671
Income/(Loss) before income tax benefit	122,053	(1,682,209)
Provision for Income Tax	(0)	(0)
NET INCOME/(LOSS)	$ 122,053	$ (1,682,209)
NET INCOME/(LOSS) PER COMMON SHARE – BASIC	$ .09	$ (1.24)
NET INCOME/(LOSS) PER COMMON SHARE – DILUTED	$ .09	$ (1.24)
Weighted Average Shares Outstanding		
Basic	1,362,031	1,362,031
Diluted	1,362,949	1,362,031

See notes to the financial statements.

The Dewey Electronics Corporation

Statements of Stockholder's Equity and Comprehensive Income/Loss
Years ended June 30, 2008 and 2007.

	Common Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive loss	Treasury stock at Cost Shares	Treasury stock at Cost Amount	Total Stockholders Equity
Balance, June 30, 2006	1,693,397	$16,934	$2,815,245	$2,385,557	$(84,334)	331,366	$(487,028)	$4,646,374
Net Loss	--	--	--	(1,682,209)	--	--	--	(1,682,209)
Other comprehensive loss net of tax:								
Minimum pension liability Adjustment	--	--	--	--	(18,448)	--	--	(18,448)
Comprehensive Loss								(1,700,657)
Balance, June 30, 2007	1,693,397	$16,934	$2,815,245	$ 703,348	$ (102,782)	331,366	$(487,028)	$ 2,945,717
Net Income	--	--	--	122,053	--	--	--	122,053
Other comprehensive income net of tax: Minimum pension liability Adjustment	--	--	--	--	52,872	--	--	52,872
Comprehensive Income								174,925
Balance, June 30, 2008	1,693,397	$16,934	$2,815,245	$ 825,401	$ (49,910)	331,366	$(487,028)	$ 3,120,642

See notes to financial statements

The Dewey Electronics Corporation
Statements of Cash Flows
Years ended June 30,

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income/loss	$ 122,053	$ (1,682,209)
Adjustments to reconcile net income/loss to net cash (used in) operating activities:		
Depreciation	110,019	125,516
Impairment of capitalized development costs	--	703,799
Provision for inventory reserve	148,800	44,260
Provisions/recoveries of allowance for doubtful accounts	19,834	(2,200)
(Increase) in accounts receivable	(564,262)	(393,697)
(Increase)/Decrease in inventories	(301,765)	361,004
(Increase)/Decrease in contract costs and related estimated profits in excess of billings	(508,911)	350,792
Decrease in prepaid expenses and other current assets	29,729	28,371
Increase/(Decrease) in accounts payable	617,192	(104,519)
Increase/(Decrease) in accrued expenses and other liabilities	197,362	(15,220)
Increase in accrued pension costs	5,839	45,710
Total adjustments	(246,163)	1,143,816
Net cash used in operating activities	(124,110)	(538,393)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Expenditures for property, plant and equipment	(113,105)	(17,659)
Deferred cost	10,000	(1,064)
Net cash used in investing activities	(103,105)	(18,723)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment – term loan	--	(86,047)
Net cash used in financing activities	--	(86,047)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(227,215)	(643,163)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	432,337	1,075,500
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 205,122	$ 432,337
Interest paid	$ --	$ 4,969
Interest received	2,163	6,302

See notes to the financial statements.

1. Business and Summary of Significant Accounting Policies

The Dewey Electronics Corporation is a systems oriented military electronics development, design and manufacturing organization based in Oakland, New Jersey. Its principal products are electronic and electro-mechanical systems manufactured for the Armed Forces of the United States, which the Company provides as a prime contractor or subcontractor for the Department of Defense.

A. Revenue Recognition

Revenues and estimated earnings under long-term defense contracts (including research and development contracts, except as described in the final sentence of this paragraph) are recorded using the percentage-of-completion method of accounting, measured as the percentage of costs incurred to estimated total costs of each contract. For the Company's indefinite delivery, indefinite quantity contract to provide 2kW generator sets to the military and for orders from other government subcontractors for 2kW generators, percentage-of-completion calculations are based on individual "Delivery Orders" which are periodically received for specified quantities. For research and development contracts total costs incurred are compared to total expected costs for each contract. The Company currently has one development sub-contract to perform qualification tests for an EPA compliant engine for use with its 2kW generator sets on which it does not recognize revenue based on the percentage-of-completion method; rather, revenue is recorded with the successful completion of each milestone in accordance with the contract terms.

The Company uses the percentage-of-completion method to recognize revenue for its replacement parts business when the dollar amount of the order to be delivered in a future period or periods is material, and the duration of the work will span multiple reporting periods. Revenue and earnings for all other orders for replacement parts (including orders for replacement parts for snowmaking equipment, as well as orders for new snowmaking machines) are recorded when deliveries of product are made and title and risk of loss have been transferred to the customer and collection is probable.

For those contracts where revenue has been recognized using the percentage-of-completion method of accounting, provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

B. Concentration Risks

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and accounts receivable. The Company maintains accounts with financial institutions which exceed the federally insured maximum of $100,000. The Company minimizes risks associated with cash by periodically reviewing the credit quality of its primary financial institutions. The Company's accounts receivable are principally with agencies of the United States Department of Defense. These agencies accounted for 69.9% of the Company's accounts receivable as of June 30, 2008.

Product Concentration Risk

The Company derives a significant portion of its revenue from the sale of 2kw portable electrical generators to various branches of the United States military under a long term contract and to other Department of Defense contractors. The contract to supply generators to the Department of Defense is for an indefinite delivery, indefinite quantity and is subject to the Government's standard provision for termination at the convenience of the Government.

Supplier Concentration Risks

The Company is primarily dependent on four vendors to supply qualified components for its generator products. During fiscal year 2008 two of these suppliers accounted for 27.7% and 16.0% of material purchases, respectively. These same suppliers accounted for 29.2% and 18.6% of material purchases in fiscal year 2007. No other supplier accounted for more than 10% of material purchases in fiscal years 2008 or 2007.

Customer Concentration Risks

The Company derives most of its revenues through contracts with various agencies of the Department of Defense including a long-term contract to supply portable electric generators, research and development contracts, and various short-term contracts and awards to supply spare parts and perform repairs on products previously manufactured and sold by the Company. The Company also provides portable electric generators as a sub-contractor to other prime contractors to the Department of Defense. In fiscal year 2008 the various agencies of the Department of Defense accounted for approximately 71.8% of Company revenue and one prime contractor accounted for 16.2% of revenues. In fiscal year 2007 the Department of Defense accounted for 83.6% of revenues. No other customer accounted for more than 10% of the Company's revenues in fiscal years 2008 or 2007.

C. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

D. Accounts Receivable

The Company regularly reviews its trade receivables for probability of collection. An assessment of the probability of collection of delinquent accounts is made and an allowance is recorded when collection becomes uncertain.

E. Inventories

Cost is determined by the first-in, first-out (FIFO) method. Inventories are valued at the lower of cost or market. Components of cost include materials, direct labor and factory overhead.

F. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. These estimates include, among others, lower of cost or market estimates for inventories, realization of deferred tax assets, revenue recognition and certain accrued expenses. Actual results could differ from those estimates.

G. Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Allowance for depreciation is provided on a straight-line basis over estimated useful lives of three to ten years for machinery and equipment, ten years for furniture and fixtures, and twenty years for building and improvements.

H. Development Costs

For several years, the Company had invested in research and development efforts to improve its 2kW generator product at the request of its customer, the United States Army. Initial efforts were at the Company's expense and certain of these development costs arising from the Company's early efforts to develop new technologies were capitalized and have appeared on the balance sheet as "Capitalized Development Costs". These Company-sponsored efforts were subsequently supplemented by two customer-funded research and development contracts with the U.S. Army. The Company has not capitalized any costs associated with the customer-funded contracts.

Work under the first of the Company's customer-funded research and development contracts with the U.S. Army ended in September of 2005. Work under the second contract continued into September of 2006 when funding was substantially exhausted. In September 2006, the Company was granted an extension of the contract to allow work toward a contract modification incorporating additional funding. A limited amount of work was performed through December 2006 using most of the remaining funding from the contract. A second extension was granted in late December 2006 to allow the Company to continue to work toward obtaining a contract modification incorporating additional funding.

In late January 2007 the U.S. Army informed the Company that there had been a significant change in Army staff and priorities related to the 2kW Generator Program, and that there would be no further funding under the contract. A final extension was granted through March 31, 2007 to allow the Company to prepare and submit final reports and documents for the completion of the contract. As a result of this development regarding funding, the Company wrote-off all of its capitalized development costs totaling $703,799 to cost of revenues in the quarter ended March 31, 2007.

The Company licenses certain technology rights under an agreement with a vendor for which it has pre-paid licensing fees. As of June 30, 2008 and 2007, $100,000 and $120,000, respectively, of these fees are included in prepaid expenses and other current assets.

The Company expenses its research and development costs as incurred. These costs consist primarily of salaries and material costs. For the fiscal years ended June 30, 2008 and June 30, 2007, the Company expensed $212,348 and $108,844 respectively, of research and development costs. Research and development projects performed under contracts for customers are billed to the customer and are recorded as contract costs as incurred.

I. Impairment of Long-Lived Assets

The Company reviews the recoverability of all long-term assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. If required, the Company compares the estimated undiscounted future net cash flows to the related asset's carrying value to determine whether there has been an impairment. If an asset is considered impaired, the asset is written down to fair value, which is based either on discounted cash flows or appraised values in the period the impairment becomes known. There were no impairments of long-term assets in the year ended June 30, 2008 or in the year ended June 30, 2007.

J. Income Taxes

The Company applies Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

On July 1, 2007 The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement 109" ("FIN 48"). There was no material effect on the Company's financial statements associated with the adoption of FIN 48.

K. Deferred Costs

The Company is continuing to actively pursue possible methods of monetizing the undeveloped and unused portion of its property, by its sale and/or development. To that end the Company has deferred $65,095 of costs incurred related to these efforts.

L. Liquidity

During the year ended June 30, 2008, the Company's net income was approximately $122,000 and cash outflows used in operations were approximately $124,000. Beginning in late fiscal 2007 the Company has changed the way it negotiates payment terms on new contracts. The Company now attempts to negotiate payments based on achievement of milestones rather than relying on demonstration of incurred costs. This approach results in the Company receiving payment under these contracts at or before the time it must pay its vendors. The four new contracts received in fiscal 2008 have all been structured this way. The Company believes that progress payments expected under existing and forecasted contracts, along with its current cash combined will be sufficient to support its liquidity, working capital and capital expenditure needs.

2. *Recent Accounting Pronouncements*

In February 2007, the Financial Accounting Standards Board ("FASB"), issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits entities to choose, at specified election dates, to measure eligible financial instrument at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not own any financial instruments and does not expect this statement to have an effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of this Statement on its financial statements.

3. *Inventories*

Inventories consist of:

	June 30, 2008	June 30, 2007
Finished goods	$ 56,279	$ 165,751
Work in progress	217,674	137,678
Raw materials	580,437	397,996
	$ 854,390	$ 701,425

4. *Contract Costs and Estimated Profits in Excess of Billings*

	June 30, 2008	June 30, 2007
Costs incurred on contracts in progress	$ 22,511,777	$ 18,440,106
Estimated contract profit	4,024728	3,581,656
	26,536,505	22,021,762
Less: billings to date	25,445,975	21,440,144
Contract costs and related estimated profits in excess of billings	$ 1,090,530	$ 581,619

5. Stock Option Plan

On December 2, 1998, the Employee Stock Option Committee adopted a Stock Option Plan of 1998, which granted incentive stock options to various executives and key employees to purchase shares of common stock. Options were granted at fair market value of the stock on the date of grant and are exercisable over a ten-year period beginning December 2, 1999 to September 12, 2010. At the Annual Meeting of Stockholders on December 5, 2001, this stock option plan was amended and restated among other things to increase the number of shares which may be issued under the plan by 25,000 shares, from 60,000 to 85,000.

The changes in the number of shares under option are as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at June 30, 2006	40,000	$ 2.76
Granted during 2007	--	--
Forefeited	(20,000)	(2.05)
Balance at June 30, 2007	20,000	$ 3.47
Granted during 2008	--	--
Forfeited	--	--
Balance at June 30, 2008	20,000	$ 3.47
Exercisable at June 30, 2008	20,000	$ 3.47

Also, at the Annual Meeting of Stockholders on December 5, 2001, the Company adopted a Stock Option Plan for Non-Employee Directors. The number of shares issuable upon exercise of options, which may be granted under this Plan, shall not exceed 50,000 shares of common stock. No options have been granted under this plan.

Listed below is a summary of the stock options outstanding and exercisable at June 30, 2008.

Outstanding and Exercisable

Exercise Price	Options	Weighted Average Exercise Price	Weighted Average Remaining Life-Years
1.63	4,000	1.63	2.2
3.93	16,000	3.93	5.5
	20,000		

For purposes of the disclosure required under SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement 123", the fair value of each option was estimated on the grant date using the Black-Scholes option-pricing model. There were no stock options granted in 2008 or 2007.

As of June 30, 2008, the intrinsic value of stock options outstanding and exercisable was $5,480.

6. *Taxes on Income*

(Provision) for income taxes:

	Years ended June 30, 2008	2007
Deferred		
Federal	$ --	$ --
State	--	
	--	--
Current		
Federal	--	--
State	--	--
	--	--
Total (Provision)	$ --	$--

Deferred tax assets and liabilities as of June 30, 2008 and June 30, 2007 consisted of the following:

Deferred Tax assets:	2008	2007
Current		
Vacation accrual	$53,038	$ 36,012
Inventory reserve	64,520	17,704
Allowance for doubtful accounts	8,600	(880)
Prepaids	(2,489)	(8,275)
	123,669	44,561
Less Valuation Allowance	(123,669)	(44,561)
Total current deferred tax asset	--	--
Non-current		
Pension	137,956	146,079
Depreciation	(15,787)	806
Net Operating Loss	785,819	771,435
Other	--	--
	907,988	918,320
Less Valuation Allowance	(907,988)	(918,320)
Total non-current deferred tax assets	0	0
Total deferred tax assets	$ -	$ -

The Company has provided a valuation allowance against its net deferred taxes as it believes that it is more likely than not that it will not realize the tax attributes. In fiscal 2008 the Company increased its deferred tax assets and the valuation allowance against its net deferred tax assets by $170,464, the result of differences between the Company's estimate of net operating losses in prior years and the amount actually recognized for income tax purposes. In fiscal 2008 the Company removed the valuation allowance against $101,688 of its deferred tax assets and used this amount to offset the Company's tax liability for fiscal 2008. The result of these two changes to the Company's deferred tax assets is an increase of $68,776 against which the Company has provided a valuation allowance in the same amount. As of June 30, 2008, the Company has approximately $1,785,000 and $1,910,000 of federal and state, respectively, net operating loss carry-forwards expiring beginning in 2012 through 2022.

The reconciliation of the Federal statutory rate with the Company's effective tax rate is summarized as follows:

	Years ended June 30, 2008	2007
Federal statutory rate	34.00 %	(34.00) %
Tax Return to Provision true up	(46.85)-	--
Decrease in valuation allowance	14.35	36.52
Other	(1.50)	(2.52)
Effective Rate	0.00 %	0.00 %

7. Pension Plan

The Company has a non-contributory defined benefit retirement plan covering all its employees which is qualified under the Internal Revenue Code. The method of determining the accrued benefit of an employee is the amount equal to 0.8% of an employee's average monthly salary times the number of years employed by the Company, to a maximum of 35 years. The Company's policy is to contribute the amounts allowable under Internal Revenue Service regulations.

The investment policy of the Company for its pension plan is to maximize value within the context of providing benefit security for plan participants. The plan assets are invested in a fixed income investment account.

The Company expects to continue to contribute within the range of legally acceptable contributions as identified by the Plan's enrolled actuary.

The following tables provide information about changes in the benefit obligation and plan assets and the funded status of the Company's pension plan.

	2008	2007
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 1,275,194	$ 1,223,378
Service cost	34,758	44,501
Interest cost	79,450	76,461
Actuarial gain	(63,639)	(65,268)
Benefits paid plus administrative expenses	(14,296)	(3,878)
Benefit obligation at end of year	$ 1,311,467	$ 1,275,194
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 909,996	$ 844,056
Actual return on plan assets	44,046	39,818
Employer contributions	53,556	30,000
Benefits paid plus administrative expenses	(14,296)	(3,878)
Fair value of plan assets at end of year	$ 993,302	$ 909,996
Funded status	(318,165)	(365,198)
Unrecognized Net Gain or Loss	208,673	261,545
Accrued Pension Expense	$ (109,492)	$ (103,653)
Measurement Date	July 1, 2008	July 1, 2007
Weighted Average Assumptions		
Discount Rate	6.75%	6.25%
Expected Long-term Rate of Return on Assets	7.50%	7.50%
Rate of increase in future compensation levels	3.00%	3.00%

Set forth below is a summary of the amounts reflected in the Company's statement of financial position at the end of the last two fiscal years:

	June 30, 2008	June 30, 2007
Accrued pension liability	$ (318,165)	$ (365,198)
Accumulated other comprehensive income, pre-tax	208.673	261,545
Net amount recognized	$ (109,492)	$ (103,653)

The accumulated benefit obligation for the plan was $1,311,467 and $1,204,294 at June 30, 2008, and 2007, respectively.

Components of periodic pension costs as of June 30, 2008 and 2007 are as follows:

	2008	2007
Service cost-benefits earned during the period	$ 34,758	$ 44,501
Interest cost on projected benefit obligation	79,450	76,461
Expected return on plan assets	(67,688)	(64,823)
Amortization of actuarial loss	12,875	19,571
Net periodic pension cost	$ 59,395	$ 75,710

Weighted Average Assumptions for Net Periodic Pension Expense

	2008	2007
Discount Rate	6.25%	6.25%
Expected Long-term Rate of Return on Assets	7.50%	7.50%
Rate of Increase in Future Compensation Levels	3.00%	3.00%

Retirement Plan for Employees of Dewey Electronics Corporation's weighted average asset allocations at June 30, 2008, and 2007, by asset category are as follows:

	2008	2007
Asset Category		
Fixed Funds with Guaranteed Interest Rates	100%	100%
Total	100%	100%

The expected future payments for the years ended June 30, are as follows:

2009	$	26,000
2010	$	37,000
2011	$	51,000
2012	$	66,000
2013	$	74,000
Five years thereafter	$	441,000

During fiscal year 2007 the Company adopted the provisions of Financial Accounting Standards Board Statement No. 158 Employers' Accounting for Defined Benefit Pension Plans and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (FAS 158) which requires Companies to recognize on their balance sheets either an asset for an over-funded pension plan or a liability for an under-funded pension plan with a corresponding adjustment to Accumulated Other Comprehensive Income. FAS 158 further requires that in the year of adoption that companies first determine whether an Additional Minimum Liability 'AML' is required to be recorded on the balance sheet under provisions of FASB Statement No. 87 Employers Accounting for Pensions (FAS 87) and to disclose separately the incremental effect of adopting the provisions of FAS 158 on individual line items of the balance sheet. The table below summarizes the impact on fiscal year 2007 balance sheet line items of adopting FAS 158.

	Pre-FAS 158 Without AML Adjustment	AML Adjustment	Pre-FAS 158 With AML Adjustment	FAS 158 Adoption Adjustment	Post FAS 158
Accrued Pension Liability	$(243,097)	$52,452	($190,645)	$(70,900)	$(261,545)
Accumulated Other Comprehensive Income(Loss)	$(84,334)	$52,452	$(31,882)	$(70,900)	$(102,782)

8. Earnings Per Share

Net income/loss per share has been presented pursuant to SFAS No. 128, "Earnings per Share". Basic net income/loss per share is computed by dividing reported net income/loss available to common shareholders by weighted average shares outstanding for the period. Diluted net income/loss per share is computed by dividing reported net income/loss available to common shareholders by weighted average shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, which consist of stock options, using the treasury stock method.

The tables below set forth the reconciliation of the numerators and denominators of the basic and diluted net income/loss per common share computations. Certain stock options were excluded from the computation of earnings per share due to their anti-dilutive effect. The weighted average number of such shares is 16,000 and 20,000 for the years ended June 30, 2008 and 2007.

	Year Ended June 30, 2008		
	Income	Shares	Per Share Amount
Basic net loss/per common share	$ 122,053	1,362,031	$ 0.09
Effect of dilutive securities	--	918	--
Diluted net loss per common share	$ 122,053	1,362,949	$ 0.09

	Year Ended June 30, 2007		
	Loss	Shares	Per Share Amount
Basic net loss/per common share	$ (1,682,209)	1,362,031	$ (1.24)
Effect of dilutive securities	--	--	--
Diluted net loss per common share	$ (1,682,209)	1,362,031	$ (1.24)

9. Related Party Transaction

During fiscal 2008 and fiscal 2007 there were no related party transactions.

10. Other Income

Other income/(expense) consists of the following for the years ended June 30:

	2008	2007
Sales of scrap and miscellaneous income/(expense) - net	$ 24,182	$ (1,632)
Interest income	$2,163	$6,302
	$ 26,345	$ 4,671

12. Unaudited Quarterly Financial Data

2008	Revenue	Gross Profit	Net Income/ (Loss)	Earnings per share Basic	Earnings per share Diluted
Sept. 30	$ 2,232,096	$ 379,602	$ 45,305	$ 0.03	$ 0.03
Dec. 31	$ 2,833,378	$ 763,974	$ 318,634	0.23	0.23
Mar. 31	$ 2,414,946	$ 508,093	$ 37,380	0.03	0.03
Jun. 30	$ 2,147,965	$ 294,585	$ (279,266)	(0.20)	(0.20)
Year	$ 9,628,385	$ 1,946,254	$ 122,053	$ 0.09	$ 0.09

2007	Revenue	Gross Profit/ (Loss)	Net (Loss)	Earnings per share Basic	Earnings per share Diluted
Sept. 30	$ 1,645,771	$ 179,358	$ (157,469)	$ (0.12)	$ (0.12)
Dec. 31	$ 1,490,408	$ 123,210	$ (235,044)	(0.17)	(0.17)
Mar. 31	$ 1,170,845	$ (500,941)	$ (914,157)	(0.67)	(0.67)
Jun. 30	$ 1,119,631	$ 91,049	$ (375,539)	(0.28)	(0.28)
Year	$ 5,426,655	$ (107,324)	$(1,682,209)	$ (1.24)	$ (1.24)

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 8A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Treasurer, an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the fiscal year covered by this Annual Report. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to management, including its Chief Executive Officer and Treasurer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, the Chief Executive Officer and Treasurer concluded that, as of June 30, 2008, the design and operation of the Company's disclosure controls and procedures were effective.

Nonetheless, a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues have been detected.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting(as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of June 30, 2008 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of June 30, 2008 based on those criteria issued by COSO.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report by the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fiscal quarter ended June 30, 2008 that materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

Item 8B. OTHER INFORMATION

None

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Information in response to this Item is incorporated herein by reference from the Company's definitive proxy statement for the 2008 Annual Meeting of Stockholders.

The Company's Code of Ethics is available at our website at www.deweyelectronics.com

Item 10. EXECUTIVE COMPENSATION

Information in response to this Item is incorporated herein by reference from the Company's definitive proxy statement for the 2008 Annual Meeting of Stockholders.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 403 of Regulation S-B

Information in response to this Item is incorporated herein by reference from the Company's definitive proxy statement for the 2008 Annual Meeting of Stockholders.

Item 201(d) of Regulation S-K

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	20,000	3.4690	92,500
Equity compensation plans not approved by security holders	--	--	--
Total	20,000	3.4690	92,500

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information in response to this Item is incorporated herein by reference from the Company's definitive proxy statement for the 2008 Annual Meeting of Stockholders.

Item 13. EXHIBITS

A list of the exhibits required to be filed as part of this report is set forth in the Index to Exhibits, which immediately follows the signature page, and is incorporated herein by this reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information in response to this Item is incorporated herein by reference from the Company's definitive proxy statement for the 2008 Annual Meeting of Stockholders.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, The Dewey Electronics Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

THE DEWEY ELECTRONICS CORPORATION

/s/ John H.D. Dewey	/s/ Stephen P. Krill
BY: John H.D. Dewey President and Chief Executive Officer	BY: Stephen P. Krill Jr., Treasurer

DATE: September 26, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

/s/ Frances D. Dewey Frances D. Dewey,	Date: September 26, 2008 Director
/s/ John H.D. Dewey John H.D. Dewey	Date: September 26, 2008 Director
/s/ James M. Link James M. Link	Date: September 26, 2008 Director
/s/ Nathaniel Roberts Nathaniel Roberts	Date: September 26, 2008 Director
/s/ John B. Rhodes John B. Rhodes	Date: September 26, 2008 Director
/s/ Ron Tassello Ron Tassello	Date: September 26, 2008 Director

THE DEWEY ELECTRONICS CORPORATION

INDEX TO EXHIBITS

The following exhibits are filed as part of this report. For convenience of reference, exhibits are listed according to the numbers assigned in the Exhibit table to Regulation S-K.

Number			Page No.
3	(a)-	Certificate of Incorporation as amended. This item was filed as part of the Registrant's Form 10-K for the year ended June 30, 1988 and is herein incorporated by reference.	--
3	(b)-	By Laws as amended. This item was filed as part of the Registrant's Form 10-K for the year ended June 30, 1988 and is herein incorporated by reference.	--
10	(a)-	2001 Stock Option Plan. This item was filed with the Registrant's Definitive Proxy Statement for the 2001 annual meeting of stockholders on December 5, 2001 and is herein incorporated by reference.	--
10	(b)-	Amendment and Restatement of the 1998 Stock Option Plan. This item was filed with the Registrant's Definitive Proxy Statement for the 2001 annual meeting of stockholders on December 5, 2001 and is herein incorporated by reference.	--
31.1		Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)	--
31.2		Certification of Treasurer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)	--
32.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).	--
32.2		Certification of Treasurer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)	--

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John H.D. Dewey, certify that:

1. I have reviewed this annual report on Form 10-KSB of The Dewey Electronics Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 26, 2008

By: /s/ John H.D. Dewey
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen P. Krill, certify that:

1. I have reviewed this annual report on Form 10-KSB of The Dewey Electronics Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 26, 2008

By: /s/Stephen P.Krill
Treasurer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Dewey Electronics Corporation (the "Corporation") on Form 10-KSB for the fiscal year ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John H. D. Dewey, Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ John H.D. Dewey

John H. D. Dewey, Chief Executive Officer
Date: September 26, 2008

A signed original of this written statement required by Section 906 has been provided to The Dewey Electronics Corporation and will be retained by The Dewey Electronics Corporation and furnished to the Securities and exchange commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Dewey Electronics Corporation (the "Corporation") on Form 10-KSB for the fiscal year ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen P. Krill, Treasurer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ Stephen P. Krill

Stephen P. Krill, Treasurer
Date: September 26, 2008

A signed original of this written statement required by Section 906 has been provided to The Dewey Electronics Corporation and will be retained by The Dewey Electronics Corporation and furnished to the Securities and exchange commission or its staff upon request.

OFFICERS

John H.D. Dewey
President and Chief Executive Officer

Edward L. Proskey
Senior Vice President

Dana P. Hollis
Vice President – Business Development/Program Management

Frances D. Dewey
Secretary

Stephen P. Krill
Treasurer

DIRECTORS

Frances D. Dewey
Chairperson of the Board
Secretary of the Corporation

John H.D. Dewey
President and Chief Executive Officer

LTG James M. Link (USA Ret)

Nathaniel Roberts
President
Managed Citrus, Inc.
Citrus Growers

John B. Rhodes
Senior Advisor
Good Energies, Inc.
Renewable Energy Investments

Not-For-Profit Management
(Education and Healthcare)

Ronald Tassello, CPA
Chief Financial Officer
Wolfson Casing Corporation
Producers of Sausage Casings

Stock Traded: Over-The-Counter
Symbol: DEWY.OB

Registrar and Transfer Agent: Registrar and Transfer Company, Cranford, New Jersey

For information regarding the Company's independent registered public accounting firm, please see the proxy statement for the Company's 2008 annual meeting of stockholders.

Form 10-KSB

Shareholders may obtain a copy of the Company's annual report on form 10-KSB, as filed with the Securities and Exchange Commission, without charge by writing to Corporate Secretary, The Dewey Electronics Corporation, 27 Muller Road, Oakland, New Jersey 07436.

It is also available in the Investor Relations section of the Company website: www.deweyelectronics.com.


OAKLAND

The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

Phone: 201-337-4700
Fax: 201-337-3976
Email: dewey@deweyelectronics.com
Web: www.deweyelectronics.com
www.hedco.com

END